SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 0-25087

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

Host Hotels & Resorts, L.P.

6903 Rockledge Dr., Ste. 1500

Bethesda, MD 20817

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Independent Auditors’ Report Thereon)

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Partners

Host Hotels & Resorts, L.P.:

We have audited the accompanying statements of net assets available for benefits of the Host Hotels & Resorts, L.P. Retirement and Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, Virginia

June 29, 2009

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Cash and cash equivalents	$354,258	$—
Investments at fair value (note 5)	27,431,001	36,781,622
Participant loans	173,681	191,316

Net assets available for benefits before adjustments	27,958,940	36,972,938
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	54,262	(29,038)

Net assets available for benefits	$28,013,202	$36,943,900

See accompanying notes to financial statements.

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions to (reductions of) net assets attributable to:
Investment income (loss) (note 5):
Dividends	$1,260,820	$2,118,590
Gains (losses) on disposals	(1,182,141)	192,334
Unrealized losses on investments	(10,914,804)	(303,471)

Total investment income (loss)	(10,836,125)	2,007,453

Interest on loans	11,631	9,494

Contributions:
Participant contributions:
Salary deferrals	1,914,621	1,844,154
Rollover contributions	295,773	163,121

Total participant contributions	2,210,394	2,007,275

Employer contributions, net of forfeitures of $228,432 in 2008 and $0 in 2007	1,063,337	1,214,287

Total contributions	3,273,731	3,221,562

Total additions (reductions)	(7,550,763)	5,238,509

Deductions from net assets attributable to:
Benefits paid to participants	1,366,476	2,764,859
Administrative and other expenses	13,459	950

Total deductions	1,379,935	2,765,809

Net increase (decrease)	(8,930,698)	2,472,700

Net assets available for benefits, beginning of year	36,943,900	34,471,200

Net assets available for benefits, end of year	$28,013,202	$36,943,900

See accompanying notes to financial statements.

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of the Host Hotels & Resorts, L.P. Retirement and Savings Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Host Hotels & Resorts, L.P. (the “Plan Sponsor”), a majority owned subsidiary of Host Hotels & Resorts, Inc. (the “Company”), adopted a retirement plan and trust effective December 30, 1995. The Plan is a defined contribution plan established by the Plan Sponsor under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Plan Sponsor. The Plan covers all employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may elect to defer from 1% to 20% of their compensation, as defined by the Plan, subject to certain limitations under the IRC. The Plan requires employer matching contributions of 50% of the participants’ contribution up to 6% of each participant’s compensation. The Plan also allows for discretionary employer contributions for each eligible participant based upon approval of the Board of Directors of the Company. The discretionary employer contributions were approximately $613,000 and $566,000 for 2008 and 2007, respectively.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, employer’s contributions, and the participant’s share of the Plan’s income and administrative expenses. Participant accounts are valued on a daily basis.

Vesting

Participants are immediately fully vested in their contributions and the earnings thereon. A participant vests in their employer matching contributions, additional contributions, and earnings thereon according to the following schedule of service:

Two years	25%
Three years	50
Four years	75
Five or more years	100

Participant Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of a participant’s vested account balance. Additionally, interest rates are equal to the prime rate on the date the loan is issued

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

and there is a $50 processing fee per loan. Participants may have no more than two loans outstanding at any one time. The interest rates on outstanding loans at December 31, 2008 and 2007 ranged from 4.0% to 8.25%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to: (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan or (c) receive annual installments over a specified period. Participants may also receive hardship withdrawals, as defined by the Plan, in a lump-sum payment in an amount up to 100% of the participants’ balance under certain circumstances other than those previously discussed.

Forfeited Accounts

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $1,694 and $179,242, respectively, and are unallocated to participant accounts. The accounts are held in the T. Rowe Price Stable Value Fund. Forfeitures may be used to pay administrative expenses of the Plan and to reduce future employer contributions. During 2008, cumulative forfeitures totaling $228,432 were used to offset employer contributions. In 2007, the Plan Sponsor did not use forfeitures to reduce employer contributions. In the event a former participant returns to the Plan, he or she would be eligible to reclaim these amounts under certain circumstances.

NOTE 2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

For financial statement purposes, the Plan considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (“mutual funds”), and in common/collective trusts. The Plan’s investments in mutual funds are stated at fair value based on quoted market prices. The Plan’s investments in common/collective trusts are carried at fair value using the value of the underlying securities and are adjusted from fair value to contract value as the investments in the common/collective trusts are fully benefit-responsive investment contracts. See note 4 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

In the first quarter of 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. The adoption of SFAS 157 did not have any impact on the Plan’s financial statements.

Participant Loans

Participant loans are valued at cost, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

All material expenses of maintaining the Plan are paid by the Plan Sponsor.

NOTE 3.	TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 7, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS

SFAS 157 establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded. (Level 1)

Mutual funds / Tradelink Investments: Valued at the net asset value (“NAV”) of shares held by the plan/account at year end. The NAV is a quoted price in an active market. (Level 1)

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Common / collective trust: These investments are valued using the NAV provided by the administrators of the funds. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The unit price of these investments is not quoted in an active market. However, the unit price is based on underlying investments which are either traded on an active market or are valued based on observable inputs such as market interest rates and quoted prices for similar securities. (Level 2)

The Plan has $6,665,340 of investments in the common/collective trust which are considered alternative investment funds and are reported at fair value. For these investments, the Plan has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. Of the amounts reported at net asset value, $5,842,760 of those investments are redeemable with the fund at net asset value under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds. Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions do occur in this limited secondary market, they may occur at discounts to the reported net asset value. It is therefore reasonably possible that if the Plan were to sell these investments in the secondary market a buyer may require a discount to the reported net asset value, and the discount could be significant.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

		Investments at estimated fair value
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)		Total
Common / collective trust	$—	$6,665,340		$—	$6,665,340
Mutual funds / equity securities	20,765,661	—		—	20,765,661

Total investments	$20,765,661	$6,665,340	$		$27,431,001

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets or qualify as party-in-interest transactions (defined in note 6 below), as of December 31, 2008 and 2007 are as follows:

	2008	2007
Host Hotels & Resorts, Inc. Common Stock	$—	$1,261,197
T. Rowe Price Spectrum Income Fund	4,014,312	4,429,791
T. Rowe Price Balanced Fund	4,656,724	6,613,359
T. Rowe Price Blue Chip Growth Fund	3,838,635	6,335,696
T. Rowe Price Equity Income Fund	1,128,589	1,618,075
T. Rowe Price Mid-Cap Growth Fund	1,052,924	1,615,549
Phoenix Foreign Opportunities A Fund	—	2,134,996
T. Rowe Price New Horizons Fund	1,715,859	2,835,616
T. Rowe Price Prime Reserve Fund	12,951	8,639
T. Rowe Price Real Estate Fund	364,971	574,304
T. Rowe Price Retirement Income Fund	25,112	128
T. Rowe Price Retirement 2005 Fund	1,078	545
T. Rowe Price Retirement 2010 Fund	1,366	210
T. Rowe Price Retirement 2015 Fund	85,007	138,682
T. Rowe Price Retirement 2020 Fund	39,240	2,171
T. Rowe Price Retirement 2025 Fund	28,271	6,832
T. Rowe Price Retirement 2030 Fund	438,702	570,951
T. Rowe Price Retirement 2035 Fund	231,808	1,985
T. Rowe Price Retirement 2040 Fund	50,826	15,827
T. Rowe Price Retirement 2045 Fund	48,526	8,350
T. Rowe Price Retirement 2050 Fund	21,902	9,502
T. Rowe Price Retirement 2055 Fund	19,030	14,384
T. Rowe Price Small-Cap Value Fund	861,119	1,143,891
T. Rowe Price Equity Index Trust	876,842	1,227,480
T. Rowe Price Stable Value Fund	5,788,498	4,913,044
T. Rowe Price Tradelink Investments	23,196	370,779

The contract value of the T. Rowe Price Stable Value Fund was $5,842,760 and $4,884,006 as of December 31, 2008 and 2007, respectively.

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Mutual funds / tradelink investments	$(9,947,726)	$2,201,644
Host Hotels & Resorts, Inc. common stock	(631,134)	(495,362)
Common/collective trust	(257,265)	301,171

Total	$(10,836,125)	$2,007,453

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“GICs”) as part of offering the T. Rowe Price Stable Value Fund (the Stable Value Fund) which is classified as a common collective trust. Contributions to this fund are invested in a portfolio of high quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit quality asset-backed securities.

Participant accounts in the Stable Value Fund are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As discussed in footnote 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs. The average yield of the Stable Value Fund based on actual earnings was 4.84% and 4.99% at December 31, 2008 and 2007, respectively. The average yield of the Stable Value Fund based on interest rate credited to participants was 4.82% and 4.93% at December 31, 2008 and 2007, respectively.

NOTE 6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trusts managed by T. Rowe Price. Effective January 1, 2008, investments in the Company’s common stock were no longer permitted in the Plan. All investments in the Company’s common stock were liquidated by December 31, 2008. T. Rowe Price is the trustee, as defined by the Plan, and the Company is the parent of the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions. The participant loans and other receivables of the Plan are considered party-in-interest transactions as they are loans to and receivables from Plan participants.

NOTE 7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 8.	RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan invests in collective trust funds which include securities with contractual cash flows which may include asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation from the financial statements to the Form 5500 of net assets available for benefits as of December 31, 2008:

2008
Net assets available for benefits as reported in the financial statements	$28,013,202
Adjustment from contract value to fair value for fully benefit responsive investment contracts, as reported in the Form 5500	(54,262)

Net assets available for benefits as reported in the Form 5500	$27,958,940

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, par or maturity value	Current Value
Cash and cash equivalents	Non-interest bearing cash account	$354,258
Dodge and Cox Income Fund	Mutual fund, 18,739 shares	220,932
Alliancebernstein International Value Fund	Mutual fund, 39,729 shares	409,207
Goldman Sachs Midcap Value Fund	Mutual fund, 6,623 shares	147,032
Virtus Foreign Opportunity A Fund	Mutual fund, 79,828 shares	1,328,342
T. Rowe Price:*
Spectrum Income Fund	Mutual fund, 388,607 shares	4,014,312
Balanced Fund	Mutual fund, 331,439 shares	4,656,724
Blue Chip Growth Fund	Mutual fund, 166,825 shares	3,838,635
Equity Income Fund	Mutual fund, 66,077 shares	1,128,589
Mid-Cap Growth Fund	Mutual fund, 32,229 shares	1,052,924
New Horizons Fund	Mutual fund, 96,451 shares	1,715,859
Prime Reserve Fund	Mutual fund, 12,951 shares	12,951
Real Estate Fund	Mutual fund, 32,792 shares	364,971
Retirement Income Fund	Mutual fund, 2,433 shares	25,112
Retirement 2005 Fund	Mutual fund, 125 shares	1,078
Retirement 2010 Fund	Mutual fund, 122 shares	1,366
Retirement 2015 Fund	Mutual fund, 10,242 shares	85,007
Retirement 2020 Fund	Mutual fund, 3,532 shares	39,240
Retirement 2025 Fund	Mutual fund, 3,561 shares	28,271
Retirement 2030 Fund	Mutual fund, 39,310 shares	438,702
Retirement 2035 Fund	Mutual fund, 29,757 shares	231,808
Retirement 2040 Fund	Mutual fund, 4,587 shares	50,826
Retirement 2045 Fund	Mutual fund, 6,575 shares	48,526
Retirement 2050 Fund	Mutual fund, 3,533 shares	21,902
Retirement 2055 Fund	Mutual fund, 3,104 shares	19,030
Small-Cap Value Fund	Mutual fund, 36,643 shares	861,119
Tradelink Investments	Brokerage account	23,196
Equity Index Trust	Common/collective trust, 31,932 shares	876,842
Stable Value Fund	Common/collective trust, 5,842,760 shares	5,788,498
Participant loans*	25 loans, various maturity dates with interest rates ranging from 4.0% to 8.25%	173,681

Total assets (held at end of year)		$27,958,940

*	Parties-in-interest

See Report of Independent Registered Public Accounting Firm.